First Trust Private Credit Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

July 25, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Holly Hunter-Ceci

Re:	First Trust Private Credit Fund
File Nos. 333-264365; 811-23792

Dear Ms. Hunter-Ceci:

The following responds to the comments you provided via email on May 18, 2022 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register First Trust Private Credit Fund (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General Comments

1.             Comment: We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

Response: The Registrant confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Registrant further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.             Comment: Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant confirms that it has not presented any “test-the-water” materials to potential investors in connection with this offering.

3.             Comment: Inasmuch as Section 8(c) of the Securities Act of 1933 (“Securities Act”) relates to post- effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c)” on the facing sheet.

Response: The Registrant has revised the facing sheet as requested.

4.             Comment: We note the disclosure that the Fund is seeking an order under Section 17(d) of the Investment Company Act of 1940 (“1940 Act”). Please advise us if you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement.

Response: The Registrant has advised that it intends to submit an exemptive application pursuant to Sections 17(d) and 57(i) of 1940 Act and Rule 17d-1 thereunder, to permit it to participate in certain negotiated investments alongside other funds managed by the Investment Adviser or certain of its affiliates outside the parameters of Section 17 of the 1940 Act. The Registrant confirms that it has not submitted, and does not expect to submit, any other exemptive applications or no-action requests in connection with its registration statement.

Cover Page

5.             Comment: For consistency with rule 35d-1 under the 1940 Act, please revise the Fund’s non- fundamental investment strategy by clarifying the Fund will invest in credit instruments that are not available to the general public, i.e., “private credit.”

Response: The Registrant has revised the disclosure as follows (changes are reflected in underlined and bold font.)

Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to a diverse portfolio of private credit instruments.

6.             Comment: In the first paragraph under “Investment Strategies,” please revise the second sentence to appropriately define “private credit instruments.” In this regard, please ensure that the Fund's investments in convertible and preferred securities, and government and municipal obligations are “private credit investments.” It is also unclear whether the Fund would consider privately-placed debt issued by a public company to be “private credit.” Please revise accordingly.

Response: The Registrant has revised the disclosure as follows (changes are reflected in underlined and bold font.)

For the purpose of this policy, “private credit instruments” include, without limitation, those that are issued in private offerings or by private companies, such as commercial real estate mezzanine loans, real estate mortgages, distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities and privately-placed debt issued by a public company ~~government and municipal obligations~~.

Fund Fees and Expenses

7.             Comment: Please confirm supplementally that organization and offering costs of the Fund are subject to the Expense Limitation and Reimbursement Agreement. If they are not subject to this agreement, please update disclosure to specify that these expenses are not subject to the agreement.

Response: The Registrant confirms that organizational and offering costs of the Fund that are incurred by the Fund are subject to the Expense Limitation and Reimbursement Agreement.

Investment Objectives and Strategies

Investment Strategies and Overview of the Investment Process

8.             Comment: In the first paragraph, please disclose what factors the Investment Adviser considers in allocating a percentage of Fund assets to the Fund’s particular Sub-Advisers (Angel Oak, BC Partners, and Palmer Square). For example, is the decision based on the Sub- Adviser’s expertise in a particular asset class? How does the Investment Adviser determine how much of the Fund’s assets to allocate to a particular Sub-Adviser?

Response: The Registrant has added the following disclosure.

When considering allocations across the Sub-Advisers, the Investment Adviser considers both the bottom-up opportunity set within a given Sub-Adviser’s area of expertise as well as the collective mandate for the Fund as a whole. The Investment Adviser will determine the portion of Fund assets allocated to each Sub-Adviser based upon the Investment Adviser’s views on portfolio construction, the activities of other investment managers, existing market conditions, and the Sub-Adviser’s circumstances. The Investment Adviser will consider a variety of factors, including but not limited to the Sub-Adviser’s style, historical performance, and the characteristics of each sub-adviser’s allocated assets (including liquidity, risk, yield and ratings information).

The Investment Adviser may exercise its discretion to manage a portion of Fund assets directly for any reason, including to establish positions in securities and strategies it deems appropriate for meeting the Fund’s investment objectives, to modify the Fund’s exposure to a particular investment or market-related risk created by a Sub-Adviser, or to invest the Fund’s assets pending allocation to a Sub-Adviser.

9.             Comment: We note that the Investment Adviser may hedge the Fund’s exposure; if the Investment Adviser will use derivatives as a principal investment strategy, please disclose and include appropriate principal risk disclosure.

Response: The Fund does not intend to use derivatives as a principal investment strategy of the Fund.

10.           Comment: We note that the Fund’s “Principal Risks” includes the risks of repurchase agreements and REITs (the latter is included in Interest Rate Risk). If the Fund considers investing in repurchase agreements and REITs to be part of its principal investment strategy, please discuss such investments in “Investment Strategies;” otherwise, please consider deleting them as principal risks.

Response: The Registrant confirms that investments in repurchase agreements and REITs are not part of its principal investment strategy. Accordingly, repurchase agreements and REITs risk disclosure has been deleted from the Principal Risks.

11.           Comment: The third paragraph lists criteria that the Investment Adviser and the Sub-Advisers may consider in selecting the Fund’s investments, but does not discuss how or if these criteria are evaluated. For example, in seeking to diversify the Fund’s risks, are the Investment Adviser and Sub-Advisers targeting particular allocations to investment grade and non- investment grade fixed income investments? Are there specific criteria or thresholds as to the Fund’s exposure to geography, ratings, and duration risks, etc.? Please revise accordingly.

Response: The Registrant has revised the third paragraph as follows (changes are reflected in underlined and bold font.)

In selecting investments, the Investment Adviser and Sub-Advisers may consider maturity, yield and ratings information and opportunities for price appreciation among other criteria and do not target any particular allocations to investment grade and non-investment grade fixed income investments. The Investment Adviser and Sub-Advisers may sell investments if it is determined that any of the mentioned factors have changed materially from the initial analysis or that other factors indicate that an investment is no longer earning a return commensurate with its risk. In addition, the Investment Adviser and Sub-Advisers analyze a variety of additional factors when selecting investments for the Fund, such as collateral quality, credit support, structure and market conditions. While there are no specific criteria or target thresholds, the Investment Adviser and Sub-Advisers attempt to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values. The Investment Adviser and Sub-Advisers seek to limit risk of principal by targeting assets that they consider undervalued.

Principal Risk Factors

Leverage Risk

12.           Comment: Please disclose how the Investment Adviser expects to manage the conflict of interest in deciding whether to use or increase the use of the Fund’s leverage.

Response: The Registrant has revised the following disclosure to “Principal Risk Factors – Borrowing, Use of Leverage” (changes are reflected in underlined and bold font.).

In addition, the management fee payable to the Investment Adviser may be higher when the Fund uses leverage than when it does not use leverage. Because the Investment Adviser may have a financial incentive to use leverage, there exists a potential conflict of interest in determining whether to use or increase the use of leverage for the Fund. The Fund may use or continue to use leverage when the Adviser believes the benefits to Shareholders of maintaining the leveraged position likely will outweigh any current reduced return due to the costs of the leverage, but expects to reduce, modify or cease its leverage when the Adviser believes the costs of the leverage likely will exceed the return provided from the investments made with the proceeds of the leverage.

Repurchase Policy Risk

13.           Comment: We note that the Fund discloses that it may reserve some of its net assets in cash to finance Share repurchases. Please confirm that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Response: The Registrant confirms that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

Dividend Reinvestment Plan

14.           Comment: Please disclose how the Fund will handle partial shares for purposes of the DRIP.

Response: The following disclosure has been added:

Unless a Shareholder elects to receive cash by contacting the Fund’s Administrator all dividends and/or capital gains distributions declared on Shares will be automatically reinvested in full and fractional Shares at the Fund’s then current NAV.

Taxation of the Fund

15.           Comment: Per the second paragraph under “Investment Strategies and Overview of the Investment Process” on page 9, the Fund intends to invest in municipal obligations. Please include the risks relating to changes in tax rates and rules when investing in municipal securities, as well as the suitability of the Fund for tax-exempt or tax-deferred accounts and for investors subject to the federal alternative minimum tax, if applicable. Please also include this information where appropriate elsewhere in the prospectus.

Response: The Registrant has added the requested disclosure.

Part C

16.           Comment: Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response: The Registrant confirms that executed copies of agreements will be filed when they are available.

17.           Comment: Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: The Registrant confirms that the legal opinion, to be filed by amendment, will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Agreement and Declaration of Trust

18.           Comment: In Article IX, section 9.10 of the Agreement and Declaration of Trust, please replace “any of such provisions is in conflict with the 1940 Act,” with “any of such provisions is in conflict with the federal securities laws” or explain to us why such change is not appropriate.

Response: The Registrant confirms that it has amended its Agreement and Declaration of Trust to modify Article IX, section 9.10 to replace “any of such provisions is in conflict with the 1940 Act,” with “any of such provisions is in conflict with the federal securities laws”.

By-Laws

19.           Comment: We note that Article IV, section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non- routine matters.

Response: The Registrant confirms that it will revise section 4.3, which relates to counting broker non-votes as present for quorum purposes as follows:

Section 4.3 Broker Non-Votes. Except as otherwise provided by law, at any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting. Broker non-votes will not count as votes cast.

20.           Please revise Article VII of the By-Laws to state that this article does not apply to claims arising under the federal securities laws. In an appropriate location in the prospectus, please disclose this provision and its corresponding risks even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:

The Registrant has revised its By-Laws as requested and added the requested disclosure to the Prospectus.

SHAREHOLDER RIGHTS

Except for actions under the U.S. federal securities laws, the Amended and Restated By-Laws (“By-Laws”) provide that by virtue of becoming a Shareholder, each Shareholder (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Trust, the Amended and Restated Declaration of Trust or these By-Laws or asserting a claim governed by the internal affairs (or similar) doctrine, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

The designation of exclusive jurisdictions may make it more expensive for a Shareholder to bring a suit than if the Shareholder were permitted to select another jurisdiction. Also, the designation of exclusive jurisdictions and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the Shareholder.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI
Joy Ausili

Cc:	Veena Jain, Faegre Drinker Biddle & Reath LLP